

STORE capital

August 26, 2014

Via Email

Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4546

Re: Rule 3-14 Waiver Request
STORE Capital Corporation
CIK No. 0001538990

Dear Sir or Madam:

This letter is in reference to the amended Draft Registration Statement on Form S-11 (the "Form S-11") of STORE Capital Corporation (the "Company") submitted to the U.S. Securities and Exchange Commission (the "SEC") on July 14, 2014, for its initial public offering ("IPO"). The comment letter of the SEC staff (the "Staff"), dated August 1, 2014, to the Company's Form S-11 requested an analysis of financial statement requirements for individually insignificant acquisitions made after December 31, 2013 (in Comment 3 thereof). The Company's analysis is set forth below. In view of the following analysis, the Company respectfully requests relief and a waiver from the application of Rule 3-14 of Regulation S-X ("Rule 3-14") as it relates to the aggregation of individually insignificant property acquisitions subject to existing triple-net leases.

To facilitate your review of this request, the text of Comment 3 is set forth in italics below:

"*We note your continued acquisition activity. Please provide us with an updated analysis of any financial statement requirements for individually insignificant acquisitions made after December 31, 2013. Also, please confirm that you include triple-net lease properties that have a rental history, if any, in this analysis.*"

In response to the comment, the Company respectfully provides the Staff with the following summary of the Company's individually insignificant real estate acquisition activity since December 31, 2013:

8501 E Princess Dr, Suite 190 Scottsdale, Arizona 85255 PHONE 480.256.1100 FAX 480.256.1101 STORECAPITAL.COM

(dollars in thousands)	Six Months Ended June 30, 2014
Consolidated Total Assets – December 31, 2013	$1,786,100
Consolidated Total Assets – June 30, 2014	$2,371,518
Number of investment locations at period end	767
Number of customers at period end	190
Acquisitions of real estate during period	$550,668
Number of properties purchased during period	141
Number of customers associated with property purchases during period	56

Detailed information relating to the 141 properties purchased during this period is set forth in Appendix A attached hereto. The Company's analysis is as follows:

Rule 3-14 Does Not Require Financial Statement Disclosure of any Tenant

As noted in the Company's previous response letter dated May 9, 2014 relating to the Form S-11, to analyze whether any of the Company's customers represented significant tenant concentrations, the Company reviewed the Division of Corporation Finance Financial Reporting Manual (the "Financial Reporting Manual"), Section 2340, Properties Subject to Triple Net Lease – Financial Statements of Significant Lessees, noting that an asset concentration is generally considered "significant" if it exceeds 20% of the registrant's assets as of its most recent balance sheet. As an update to the Staff, at June 30, 2014, the Company's single largest tenant by gross investment amount represented 3.04% of total assets; and its single largest tenant by annualized base rent and interest represented 2.91% at June 30, 2014. Thus, as of June 30, 2014, no tenant represented a significant concentration individually.

In addition to our review of Section 2340 of the Financial Reporting Manual, the Company reviewed Section 2320.2, which states that, "Property acquisitions which would not require S-X 3-14 financial statements, even if individually significant, such as triple-net leased properties covered by Section 2320 and newly constructed properties covered by Section 2330.10, should be excluded from this calculation." Accordingly, the Company's analysis excludes triple-net lease properties, as well as any newly constructed properties, from its calculation. The resulting calculation, for the period subsequent to December 31, 2013 (which includes individual property acquisitions closed as of August 18, 2014 and additional individual property acquisitions the Company determined to be probable as of such date), shows that no individually insignificant properties, when aggregated, equaled or exceeded 10% of its total assets as of the audited balance sheet date preceding the acquisition, December 31, 2013. If properties acquired, including properties probable of being acquired, subject to an existing triple-net lease were included, those properties would aggregate 10.06% of total assets at December 31, 2013, but only 7.58% of total assets at June 30, 2014. However, as noted below under *"Significance Test for Newly-Formed REITs,"* the Company believes it is more appropriate to consider the asset base for measurement of significance of $3,685,000,000, representing probable acquisitions at or around the IPO, plus acquisitions expected to be made with IPO proceeds. In that case, the individually insignificant net lease properties subject to existing leases would be 4.88% of total assets, and not considered significant in the aggregate.

Significance Test for Newly-Formed REITs

The Company does not believe the presentation of Rule 3-14 financial statements is relevant in the context of triple-net leases, but if the rule were to apply, the Company believes the appropriate significance test is more appropriately based on the Company's total assets at June 30, 2014 ($2.37 billion), plus probable future acquisitions it expects to make with cash and borrowing capacity available ($315.0 million), plus future acquisitions it expects to make with the proceeds of its IPO ($1.0 billion). The Company believes that as a newly formed and rapidly growing REIT, this calculation is consistent with the guidance related to REIT Formation Transactions in connection with an IPO in Section 2335.1 of the Financial Reporting Manual. Thus, the Company believes the appropriate asset base for the significance test should be $3.69 billion.

Rule 3-14 Would Not Provide Investors any Material Information

If the Staff were to take a different interpretation from the Company and require testing based on December 31, 2013 financials instead of taking into account the Company's size after deployment of the IPO proceeds and require the Company to aggregate individually insignificant acquisitions of properties subject to existing leases exceeding 10%, including properties operated by a single tenant subject to a triple-net lease, and report on at least 50% of those acquisitions as suggested by Section 2320.3 of the Financial Reporting Manual (none would be 5% individually), the Company would be required to obtain separate audited financial statements for individual properties with an average size of $7.2 million, or 0.30% of total assets at June 30, 2014 and 0.20% of total assets after deployment of the proceeds raised in the IPO. The Company does not believe investors would find the audited rental revenues on individual properties each representing less than 0.3% of total assets material.

The Company's business is acquiring income-producing commercial real estate with long-term lease cash flows. Those lease cash flows come predominately from the acquisition of properties in a sale-leaseback transaction where the Company enters into a new lease with the tenant and, to a much lesser extent, from the acquisition of properties subject to existing leases. In the Company's view, and the view of its underwriters and analysts that will cover the Company, investors want to see what future rents will be from all rental properties in the Company's portfolio, not just those acquired subject to existing leases. Whether the lease cash flows come from existing or newly originated leases, the underwriting for both types of investments by the Company is identical. The Company analyzes the financial strength of the business operating at each property, evaluates the creditworthiness of the tenant's enterprise as a whole (including all of the properties that the business operates – not just those subject to a lease with the Company) and performs a traditional real estate analysis focusing on property valuation, condition, location and replacement cost. The type of lease – as existing or newly originated – is irrelevant to any of this analysis and the Company makes no business distinction between existing versus newly originated leases. If Rule 3-14 were to apply, those properties acquired subject to existing leases would have a level of disclosure and information that is different than leases originated by the Company, which would imply that existing leases are somehow viewed or analyzed differently by the Company and should be viewed differently by prospective investors. Because existing leases are not analyzed any differently, the Company believes that applying different levels of disclosure to existing leases could be misleading and confusing. It is also important to note that the Company is principally concerned with *future* rental payments from all of its tenants and, in the case of existing leases, does not seek proof of past payments beyond tenant estoppels obtained at acquisition. Unlike properties with multiple tenants with differing lease terms where the owner/prospective purchaser typically focuses on historical rent rolls to evaluate expected occupancy levels and leasing costs, the Company purchases properties that are and have been operated and occupied by a single tenant. The Company and its investors are focused on the creditworthiness of that single tenant and its ability to pay rent in the future and not on historical rent payments collected by a prior landlord in the past.

The Staff has often viewed the acquisition of properties subject to existing leases under Rule 3-14 as akin to a business combination. While we could understand how the acquisition of a large office building or multi-tenanted property or an entire net-lease company or a large portfolio of net-leased properties could be analogized to a business combination for which separate financial reporting could be meaningful, we do not believe the acquisition of individually insignificant single-tenant properties subject to existing leases, such as the ones the Company acquires in the ordinary course of its business, warrants separate financial reporting disclosure. The Company's business is generating long-term lease cash flows through the origination or, in some cases, acquisition of leases on income-producing commercial real estate; it has, to date, acquired no properties, portfolios or businesses that generate lease cash flows that would be considered outside the ordinary course of its business or akin to a business combination that would warrant the disclosure of separate financial reporting. None of the Company's investments in existing leases have been made in concert with the absorption of personnel or material ongoing costs; net leases, of the type in which the Company invests, are virtually always characterized by rental income only. As a result, we and our investors view this to be an investment activity consistent with our routine day-to-day business and not as any form of business acquisition. This has been a characteristic of both the Company and the prior public companies operated by the management of the Company.

The Application of Rule 3-14 to the Company's Real Estate Acquisitions Would Create a Hardship

While we believe the application of Rule 3-14 to the Company would not provide meaningful information and could be confusing to investors, if the Staff were, nevertheless, to require the Company to include audited financial information on the property rental streams related to in-place leases with respect to individually insignificant acquisitions, it would create an undue hardship on the Company for which it requests relief under Section 2320.3(c) of the Financial Reporting Manual. The primary basis for the hardship is because the rule would require the Company to engage its independent auditors to audit the financial records of sellers from whom the Company purchased the properties to determine the rental payments received by those sellers as landlords. The Company believes requiring it to obtain audits of the rental payments received by the prior landlords would create an undue hardship on the Company. To the Company's knowledge, none of the sellers from whom the Company bought properties subject to existing leases have audited financial information for the properties and the rents that they received. These sellers would have no reason to engage an audit firm to audit rent receipts and produce financial statements on individual properties which, for them, represent a portion of their investment portfolio. Given the straightforward economics of a net-lease with the tenant making routine monthly payments to the landlord in fixed amounts, and the landlords rarely, if ever, making any expenditures, an audit would provide no benefit to an individual landlord. Furthermore, no commercial real estate lenders require their borrower/landlord to have audits focusing specifically on the rent stream, so few, if any, would incur such expense.

The expense to the Company of auditing the prior landlord's records would be a tremendous time and financial burden given the sheer number of small properties we would be required to audit. In addition, it is uncertain whether the prior landlords would have available sufficient records suitable for an audit. Furthermore, we believe the prior landlords would be unwilling to grant access to their private financial records in order to allow our auditors to perform an audit and we have no contractual right to compel them to open their books and records and consent to an audit.

If the Staff were to require the Company to impose a potential access and audit requirement on the individuals or businesses from whom the Company acquires its real estate, we strongly believe that the Company would be forced out of the marketplace for real estate subject to existing triple-net leases, which would have a material adverse impact on the Company's business. The market for real estate investments is highly competitive with numerous willing purchasers competing with the Company for each of its real estate transactions. The Company would cease to be viewed as a competitive buyer capable of closing investments in a timely fashion if it were required to impose an obligation on its sellers to provide data (and be subjected to audit) in a manner not otherwise required by other buyers. Moreover, the Company would be at a competitive disadvantage to larger public companies for which their annual investment activities are proportionately less than ours. We would also be at a disadvantage when compared with more rapidly growing public companies that elect to make net-lease investments subject to existing leases and who file registration statements at the beginning of a fiscal year (at which time they would not have any absolute knowledge of exceeding the 10% level). Given the alternatives that real estate sellers have, most, if not all, would elect to sell their properties to someone other than the Company who would not seek to be so invasive. Real estate brokers and individual sellers have clear choices among multiple buyers when selling their properties. Audited property financial information for single-tenant, triple-net properties subject to existing leases is not requested in the marketplace for the same reason the Company does not view it to be relevant to its shareholders; we and other like-minded investors are interested in the future rental payments required under the lease and the tenant's capability to honor its obligations going forward. At the closing of each transaction, the tenant certifies the amount of rent currently owing in an estoppel certificate, which amount can also be verified in the lease agreement, as well as representations from the seller about the current status of the rent. This is standard in the industry and no property financial statement audit is required because it would provide no added benefit. Because the application of Rule 3-14 would create significant financial and competitive hardships for the Company, and because the information required by Rule 3-14 would not be of meaningful benefit to investors, the Company respectfully requests relief from the application of Rule 3-14 as it relates to aggregation of individually insignificant property acquisitions subject to existing triple-net leases.

Thank you for your consideration of this matter. We wish to advise you that the
Company intends to file an amendment to the Form S-11 on Friday, August 29, 2014 and
its current schedule is to circulate a preliminary prospectus to potential investors in late
September. If you have any questions or comments regarding this correspondence, or if
you need any additional information, please do not hesitate to contact me by telephone at
(480) 256-1108 or by email at mbennett@storecapital.com.

Sincerely yours,



Michael T. Bennett,
Executive Vice President – General Counsel

cc: Brian V. Caid, Esq.

STORE Capital Corporation
2014 Real Estate Acquisition Summary

Client Number	Property	City	St	Date Acquired	Total Gross Investment (In thousands)
C0000347	P0000716	Florence	KY	01/03/2014	1,844
C0000347	P0000717	Alexandria	KY	01/03/2014	1,169
C0000347	P0000718	Taylor Mill	KY	01/03/2014	1,411
C0000347	P0000719	Hebron	KY	01/03/2014	1,904
C0000347	P0000720	Erlanger	KY	01/03/2014	1,572
C0000347	P0000721	Crestview Hills	KY	01/03/2014	2,428
C0000347	P0000722	Florence	KY	01/03/2014	987
C0000347	P0000723	Crescent Springs	KY	01/03/2014	897
C0000347	P0000724	Walton	KY	01/03/2014	1,521
C0000347	P0000725	Independence	KY	01/03/2014	1,582
C0000347	P0000726	Covington	KY	01/03/2014	1,229
C0000315	P0000803	Show Low	AZ	01/03/2014	1,485
C0000315	P0000804	Buckeye	AZ	01/03/2014	1,455
C0000315	P0000805	Cottonwood	AZ	· 01/03/2014	1,114
C0000315	P0000806	Prescott	AZ	01/03/2014	1,274
C0000315	P0000807	Bullhead City	AZ	01/03/2014	743
C0000315	P0000808	Golden Valley	AZ	01/03/2014	522
C0000320	P0000826	Mason City	IA	01/10/2014	10,144 *
C0000249	P0000663	Cripple Creek	CO	01/17/2014	16,829
C0000249	P0000664	Cripple Creek	CO	01/17/2014	800
C0000249	P0000792	Cripple Creek	CO	01/17/2014	105
C0000040	P0000828	Jamestown	NC	01/24/2014	1,207
C0000304	P0000770	Montrose	CO	01/31/2014	5,812
C0000331	P0000827	Louisville	KY	01/31/2014	9,455 *
C0000331	P0000831	Lexington	KY	01/31/2014	10,145 *
C0000331	P0000832	Lexington	KY	01/31/2014	8,766 *
C0000331	P0000833	Antioch	TN	01/31/2014	7,535 *
C0000305	P0000839	Fayetteville	AR	02/14/2014	2,625 *
C0000348	P0000840	Maplewood	MN	02/19/2014	2,763
C0000348	P0000841	Eagan	MN	02/19/2014	3,567
C0000074	P0000757	Naperville	IL	03/06/2014	3,491
C0000316	P0000809	Columbia	SC	03/10/2014	12,893
C0000316	P0000810	Columbia	SC	03/10/2014	5,655
C0000316	P0000848	Columbia	SC	03/10/2014	244
C0000209	P0000708	Alpharetta	GA	03/11/2014	2,833 *
C0000209	P0000710	Cumming	GA	03/11/2014	4,786 *
C0000220	P0000852	Vestavia Hills	AL	03/20/2014	8,500 *
C0000043	P0000773	Athens	GA	03/21/2014	1,796
C0000043	P0000774	Winder	GA	03/21/2014	1,796
C0000043	P0000775	Lenoir	NC	03/21/2014	2,040
C0000043	P0000776	Greenwood	SC	03/21/2014	1,989
C0000043	P0000777	Anderson	SC	03/21/2014	1,725
C0000043	P0000778	Cheraw	SC	03/21/2014	1,573
C0000043	P0000779	Camden	SC	03/21/2014	2,040
C0000043	P0000780	Clinton	SC	03/21/2014	2,212
C0000043	P0000781	Kingsport	TN	03/21/2014	1,867
C0000043	P0000782	Bristol	TN	03/21/2014	1,796
C0000043	P0000783	Dublin	VA	03/21/2014	1,918
C0000043	P0000784	Jasper	GA	03/21/2014	1,508
C0000043	P0000785	Pooler	GA	03/21/2014	1,396
C0000043	P0000786	Concord	NC	03/21/2014	1,508
C0000043	P0000787	Greensboro	NC	03/21/2014	1,508
C0000043	P0000788	Spartanburg	SC	03/21/2014	1,457
C0000043	P0000789	Elizabethton	TN	03/21/2014	1,376
C0000341	P0000838	Overland Park	KS	03/21/2014	13,123
C0000060	P0000813	Miami	FL	03/27/2014	1,210
C0000060	P0000814	Tampa	FL	03/27/2014	474
C0000060	P0000815	Orlando	FL	03/27/2014	625
C0000060	P0000816	Jacksonville	FL	03/27/2014	494

STORE Capital Corporation
2014 Real Estate Acquisition Summary

Client Number	Property	City	St	Date Acquired	Total Gross Investment (In thousands)	
C0000060	P0000824	Warner Robins	GA	03/27/2014	373	
C0000083	P0000843	Irving	TX	03/27/2014	6,036	
C0000242	P0000653	Los Fresnos	TX	03/28/2014	1,022	
C0000008	P0000829	Tempe	AZ	03/28/2014	9,556	
C0000407	P0000825	Miami	OK	03/31/2014	2,618	
C0000305	P0000842	Fort Mill	SC	03/31/2014	3,978	
C0000352	P0000844	Hattiesburg	MS	03/31/2014	7,600	*
C0000353	P0000845	Antioch	CA	03/31/2014	3,560	
C0000353	P0000849	Monterey	CA	03/31/2014	3,562	
C0000362	P0000856	Wellington	FL	03/31/2014	5,512	
C0000362	P0000858	Boynton Beach	FL	03/31/2014	5,028	
C0000362	P0000859	Jupiter	FL	03/31/2014	4,615	
C0000344	P0000835	Elgin	IL	04/09/2014	3,102	*
C0000344	P0000836	Bozeman	MT	04/09/2014	2,889	*
C0000344	P0000837	Nashville	TN	04/09/2014	14,009	*
C0000362	P0000854	Fort Pierce	FL	04/10/2014	3,759	
C0000362	P0000855	Vero Beach	FL	04/10/2014	2,761	
C0000362	P0000857	Wellington	FL	04/10/2014	1,693	
C0000362	P0000860	Palm Beach Gardens	FL	04/10/2014	1,381	
C0000362	P0000861	Palm Beach Gardens	FL	04/10/2014	1,320	
C0000114	P0000759	Phoenix	AZ	04/16/2014	2,814	
C0000377	P0000880	Youngstown	OH	04/16/2014	5,546	
C0000220	P0000665	Live Oak	TX	04/17/2014	5,948	*
C0000377	P0000881	Middletown	OH	04/23/2014	5,845	
C0000040	P0000830	Gastonia	NC	04/25/2014	1,396	
C0000277	P0000851	Rapid City	SD	04/30/2014	2,024	
C0000362	P0000853	Jupiter	FL	05/02/2014	6,267	
C0000041	P0000866	Columbus	OH	05/07/2014	1,800	
C0000370	P0000875	Pharr	TX	05/07/2014	3,206	
C0000074	P0000706	Schaumburg	IL	05/15/2014	2,377	
C0000347	P0000728	Cincinnati	OH	05/15/2014	2,303	
C0000381	P0000887	Clearwater	FL	05/15/2014	8,657	*
C0000211	P0000867	Lake Worth	TX	05/21/2014	3,044	
C0000277	P0000850	Tucson	AZ	05/22/2014	2,039	
C0000371	P0000876	Scottsdale	AZ	05/23/2014	2,106	
C0000371	P0000879	Waxhaw	NC	05/23/2014	1,504	
C0000382	P0000888	Florence	AL	05/23/2014	1,266	*
C0000382	P0000889	Lenoir	NC	05/23/2014	1,266	*
C0000383	P0000890	Lynchburg	VA	05/23/2014	1,266	*
C0000391	P0000909	West Monroe	LA	05/23/2014	4,729	
C0000376	P0000885	Lodi	CA	05/30/2014	9,585	*
C0000324	P0000886	Flower Mound	TX	05/30/2014	2,802	
C0000277	P0000917	Commerce City	CO	05/30/2014	2,732	
C0000401	P0000927	Saltillo	MS	06/05/2014	16,014	
C0000375	P0000884	Shawnee	OK	06/06/2014	1,208	
C0000387	P0000891	San Antonio	TX	06/06/2014	3,210	
C0000370	P0000906	Wickliffe	OH	06/12/2014	3,341	
C0000406	P0000935	Mills River	NC	06/16/2014	3,888	
C0000040	P0000874	Columbus	GA	06/19/2014	1,384	
C0000368	P0000869	Indian Trail	NC	06/20/2014	837	
C0000368	P0000870	Amarillo	TX	06/20/2014	726	
C0000368	P0000871	Humble	TX	06/20/2014	736	
C0000368	P0000872	Milwaukee	WI	06/20/2014	3,832	
C0000397	P0000923	East Alton	IL	06/20/2014	8,836	
C0000399	P0000924	Buford	GA	06/20/2014	26,783	
C0000399	P0000925	Buford	GA	06/20/2014	2,906	
C0000399	P0000926	North Attleboro	MA	06/20/2014	10,442	
C0000416	P0000862	Calumet City	IL	06/23/2014	1,642	*
C0000416	P0000863	Lansing	IL	06/23/2014	1,408	*
C0000264	P0000911	Ballwin	MO	06/23/2014	2,510	
C0000425	P0000908	Norcross	GA	06/24/2014	4,168	

STORE Capital Corporation
2014 Real Estate Acquisition Summary

Client Number	Property	City	St	Date Acquired	Total Gross Investment (In thousands)
C0000395	P0000918	Rockford	IL	06/24/2014	649
C0000395	P0000919	Mauston	WI	06/24/2014	658
C0000395	P0000920	Monroe	WI	06/24/2014	1,055
C0000395	P0000921	Beloit	WI	06/24/2014	745
C0000063	P0000910	Lexington	KY	06/25/2014	2,909
C0000403	P0000928	Chattanooga	TN	06/25/2014	7,950 *
C0000347	P0000727	Anderson Township	OH	06/26/2014	1,103
C0000305	P0000915	Forney	TX	06/26/2014	3,296
C0000409	P0000970	Perth Amboy	NJ	06/26/2014	32,823 *
C0000283	P0000991	Jacksonville	FL	06/26/2014	310
C0000353	P0000904	Oakdale	CA	06/27/2014	5,634
C0000392	P0000912	Chanhassen	MN	06/27/2014	2,679
C0000392	P0000913	Maple Grove	MN	06/27/2014	2,758
C0000393	P0000916	Saint Martinville	LA	06/27/2014	1,185
C0000408	P0000969	Orlando	FL	06/27/2014	845
C0000404	P0000929	Chapel Hill	NC	06/30/2014	3,123
C0000404	P0000930	Hanahan	SC	06/30/2014	1,134
C0000404	P0000931	Mount Pleasant	SC	06/30/2014	3,558
C0000404	P0000932	Mount Pleasant	SC	06/30/2014	4,708
C0000404	P0000933	Mount Pleasant	SC	06/30/2014	1,575
C0000404	P0000934	North Charleston	SC	06/30/2014	2,417

Aggregate tenant improvement advances on properties acquired prior to 2014   24,064

Property Count: _____ 141 $ 550,668

Customer Count: _____ 56

* Subject to existing lease.   Total acquisitions subject to existing leases: $ 164,200